FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

July 16, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Clarifying News Release – Continuous Disclosure Review". It was officially released on July 15, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

Formation Capital Corporation
West Hastings Street Suite 1510 – 999
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

FORMATION

Clarifying News Release - Continuous Disclosure Review

Vancouver, B.C. July 15, 2008, - Formation Capital Corporation (the "Company", FCO-TSX), reports that the Corporate Finance Branch of the British Columbia Securities Commission ("BCSC") recently selected the Company for a review of its continuous disclosure record. As part of this review, the Company has been requested to issue a press release to clarify its disclosure in respect of its Technical Report, Idaho Cobalt Project (the "ICP"), Feasibility Study (Ram Deposit) (the "Technical Report") dated September 14, 2007 and revised May 19, 2008.

Specifically, clarification of four items in the Technical Report were requested:

1) The review has requested that the Technical Report include a meaningful discussion of contracts in compliance with Item 25(d) of Form 43-101F1 (the "Form"). Section 20.4 of the Technical Report was amended to read "To the best knowledge of Samuel Engineering at this time, FCC has not negotiated any contracts or arrangements for mining, concentrating, smelting, refining, transportation, handling, sales and hedging and forward sales. Rates and assumptions used within the Technical Report economic analysis are within industry norms."
2) A statement in the Technical Report indicated the authors relied on a number of sources for scientific and technical information contrary to Section 6.4 of NI 43-101 and Item 5 and Instruction (7) of the Form. As requested, that reference from the "Reliance on Other Experts" section of the Technical Report was removed.
3) Figure 20.1 of the Technical Report was illegible at page size and the font size was increased.
4) Item 22 of the Form requires an itemized budget supporting recommended work programs. The following paragraph was added to Section 22.0 of the Technical Report regarding a breakdown of the capitalization expenditures for the ICP: "This total amount [US$138.7 million] approximately consists of $13,175,208 for mine development and equipment, $61,839,901 for the concentrator and concentrator infrastructure, $63,687,968 for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, contracted direct and indirect costs for these facilities. This total also includes $190,088 for mine closure and reclamation bonding costs."

Also as part of the review, in the Company's Management Discussion and Analysis (the "MD&A") and Annual Information Form (the "AIF") for the fiscal year ended February 29, 2008, a table of Measured and Indicated and Inferred Resources and Contained Metal for the Ram deposit of the ICP disclosed estimates of contained metals in an Inferred category that were added to the estimate of contained metal in the Measured and Indicated category contrary to section 2.2(c) of NI 43-101. These estimates of contained metal have been broken out for the Inferred and Measured and Indicated categories and the MD&A and AIF have been amended and restated accordingly. Additional disclosures in the MD&A have also been clarified to reflect a change in presentation and the following sections of the MD&A have been revised as noted:

- under Selected Annual Information, discussion of the factors that caused period-to-period (2008 – 2007 and 2007 – 2006) variations of the Company's financial condition and results of operations has been expanded;

- under Results of Operations, discussion of the underlying reasons for the significant changes in the Company's expenses has been added, and under Property Activities – Idaho Cobalt Project, discussion of the expenditures made and their relationship to the anticipated timing and cost to take the ICP to the next stage of its project plan has been added;

- under Summary of Quarterly Results, discussion of the factors that caused the Company to incur significant net losses in the quarters ended August 31 and November 30, 2007, and significant net income in the quarter ended February 28, 2007, together with discussion of the underlying reasons for the significant changes in the Company's cost of sales and net income (loss) for the fourth quarters of the 2007 and 2008 fiscal years has been added.

Formation Capital Corporation
"Mari-Ann Green"
Mari-Ann Green
C.E.O.

For further information please contact:
Rick Honsinger, P.Geo, V.P. Corporate Communications
Formation Capital Corporation, 1510 - 999 West Hastings Street, Vancouver, BC, V6C 2W2
604-682-6229, Email: inform@formcap.com - Or visit our Web site at: formcap.com

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